Stephen J. Cosgrove Vice President Corporate Controller	One Johnson & Johnson Plaza New Brunswick, NJ 08933

June 18, 2014

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Johnson & Johnson
Form 10-K for the Fiscal Year Ended December 29, 2013
Filed February 21, 2014
File No. 001-03215

Dear Mr. Rosenberg:

We have received the comment letter dated June 16, 2014 from you to Mr. Dominic J. Caruso, Chief Financial Officer, regarding the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced Form 10-K for the fiscal year ended December 29, 2013. Confirming my phone conversation today with Ms. Lisa Vanjoske, Assistant Chief Accountant, and Ms. Christine Allen Torney, Staff Accountant, we have requested an extension for our response to the comment letter to Tuesday, July 15, 2014. This extension will ensure that we have sufficient time to prepare our response.

If you have any questions, please contact me at 732-524-3737.

Sincerely, /s/ Stephen J. Cosgrove Vice President Corporate Controller Chief Accounting Officer